Exhibit 99.1

SGOCO Group, Ltd. Announces Notice of Nasdaq Deficiency

Hong Kong, February 20, 2015 - On February 10, 2015, SGOCO Group, Ltd., (the “Company”) received a letter (the “Notification Letter”) from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common stock for the 30 consecutive business days from December 22, 2014 to February 9, 2015, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until August 10, 2015, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common stock must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by August 10, 2015, the Company may be eligible for additional time to regain compliance.

The Company intends to seek stockholder approval of amendments to the Company’s Amended and Restated Articles of Association to effect a reverse stock split. If the proposal is approved by the Company’s stockholders, it will be implemented by the Company’s board of directors if the board of directors determines that a reverse stock split is in the best interests of the Company and its stockholders. There can be no assurance that the proposal will be approved by stockholders, or that the proposal, if approved, would be sufficient to permit the Company to regain compliance with the minimum bid price requirement.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Johnson Lau

Chief Financial Officer

Tel: +852 2501 0128/9422 9258

Email: johnson@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.